

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 9, 2008

Mr. Chen Gao
President and Chief Executive Officer
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

>   **Re: American Metal & Technology, Inc.**
>   **Form 10-KSB for the Year Ended December 31, 2007**
>   **File No. 33-19048-NY**

Dear Mr. Gao:

        We have reviewed your response letter submitted on EDGAR on September 8, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

1. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Since your response letter filed on EDGAR on September 8, 2008 did not include any proposed changes to your disclosure control and procedures disclosures, it appears that management continues to believe that your disclosure controls and procedures were effective as of December 31, 2007. Please tell us the factors you considered and highlight for us those factors that supported

your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please show us how you will amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

2. We note from your response letter filed on EDGAR on September 8, 2008 that you conducted your evaluation of internal controls over financial reporting based upon the criteria set forth in a framework developed by your management. Exchange Act Rule 13a-15(c) requires that the framework on which management's evaluation is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Please tell us how determined that your evaluation was conducted in accordance with Exchange Act Rule 13a-15(c) and the interpretive guidance issued by the Commission in Release No. 33-8810.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

3. Please file an amendment to your Form 10-Q for the period ended June 30, 2008 to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. See SEC Release 33-8238, which became effective August 14, 2003. In doing so, please refile your Form 10-Q in its entirety.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

Chen Gao
American Metal & Technology, Inc.
September 9, 2008
Page 3

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief